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                                                                    EXHIBIT 11

                        MELITA INTERNATIONAL CORPORATION
                   COMPUTATION OF PRO FORMA EARNINGS PER SHARE
             (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                                           Three Months               Nine Months
                                                                        Ended September 30         Ended September 30
                                                                         1997         1996          1997         1996
                                                                          ----         ----          ----         ----
               PRIMARY (1)
               Weighted average common stock outstanding                 8,000        8,000         8,000        8,000
               Effect of the combination (2)                             3,143        3,143         3,143        3,143
               Effect of issuance of shares in IPO                       4,025            -         1,709            -
               Dilutive effect of common stock equivalents                 735          139           510          139
               Cheap stock adjustment (3)                                  113          133           100          133
               Effect of shareholder distribution (4)                       --          945           394          945

--                                                                          --           --            --           --
               Weighted average common and common equivalent shares     16,016       12,360        13,856       12,360
                                                                        ======       ======        ======       ======

               Net income after income tax                               2,083        1,426         8,131        5,540
               Earnings per share                                          .13          .12           .59          .45
                                                                        ======       ======        ======       ======
               Pro forma net income                                      2,083          909         5,173        3,486
               Pro forma earnings per share                                .13          .07           .37          .28
                                                                        ======       ======        ======       ======

(1) Fully diluted earnings per share would change only the dilutive effect of common stock equivalents noted above. If the dilutive effect of common stock equivalents was computed on a fully dilutive basis, the weighted average common and common equivalent shares would be 16,081, 12,478, 13,971, and 12,468, for the three months ended September 30, 1997 and 1996, and the nine months ended September 30, 1997 and 1996, respectively.

(2) Reflects pro forma issuance of 3,143 shares of Common Stock in connection with the combination of Melita International Corporation, Melita Europe Limited and Inventions, Inc.

(3) Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and common stock equivalents issued at prices below the assumed initial public offering price per share ("cheap stock") during the twelve months immediately preceding the initial filing date of the Company's Registration Statement for its public offering have been included as outstanding for all periods presented.

(4) Pursuant to Staff Accounting Bulletin 1B.3, pro forma earnings per share gives effect to the issuance by the Company of the numbers of shares that, of the assumed public offering price, would yield proceeds in the amount necessary to pay the shareholder distribution that is not covered by the earnings during the period.


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